

SOULFULLY VEGAN

LETTER OF INTENT

Prepared by
Allison Vaughan, Owner

For Middlesex Community College

February 2023

Hello there!

We're SoulFully Vegan, a growing vegan burger truck and brand committed to cooking and delivering healthy vegan favorites. Our promise is to offer every customer a reminder of good times and comfort, without sacrificing taste for health.



LOCATION LOCATION LOCATION LOCATION LOCATION

COME MEET US



About Us

SoulFully Vegan, founded by Allison and husband Calvin, is a healthful and delicious vegan food trailer that offers 100% vegan comfort food that is just as filling as it is delicious. Although our menu may appear superficial (burgers, fries, milkshakes), we provide our customers cuisine that is rooted in American culture, but offers a Caribbean flare, using many traditional herbs and spices. More than anything, our burgers have a "meaty" taste non-meat eaters oftentimes miss. Because of this, our customer market is wide, and includes people young and old, from the city, suburb and country. SoulFully Vegan has served all kinds of people and that's what we love most about us, everyone is welcome.

Our 100% vegan food truck has competed favorably against new and existing plant-based competitors in Connecticut, a state with a thriving plant-based food industry. We are amongst the top and most sought-after plant-based food truck services in the state. One that offers and takes much pride in the food we sell; authentic food that we would serve to our friends and family and being very matter of fact. We also have a very strong social media presence which has given us quite a competitive advantage. Additionally, SoulFully Vegan's customer experience is extremely important as an effective way of distinguishing our truck from others and gives us yet another competitive edge. We love what we do.

Who We Are



Allison
Vaughan

Co-Owner



Calvin
Vaughan

Co-Owner

Middlesex Community College – SoulFully Vegan Proposal

Company Summary

Combining mouthwatering vegan quick service, an intriguing atmosphere, and an electric customer service experience, SoulFully Vegan is a great place to eat. It has become one of Connecticut's fastest-growing vegan mobile food service companies and is quickly gaining traction across our state borders. It's the place where customers come when they need that 'little extra.'

SoulFully Vegan, founded by Allison and her husband Calvin Vaughan, is a health/environment conscience vegan food truck service that offers 100% vegan comfort food that is just as filling as it is delicious. We currently have two fully operational and thriving vehicles on the road, vending in high-profile locations and events. Not to name drop here, *but* SoulFully Vegan was the first vegan food truck in its 128 years to participate in the Eastern States Exposition, more widely known as The Big E. This fair is the 3rd largest in North America, including Canada and New Mexico - it brought in 1.6 million people last fall of 2022. As owners, if there was any inclination that SoulFully Vegan was on to something great, it was absolutely during this event. We processed almost 4K transactions during those 17 days at The Big E. That was major for us and would be for **ANY** food truck across the country, vegan or not, veteran or a mere novice like SoulFully Vegan, who only opened its doors in 2021. Even the thought of It all is still unreal to us. Not only did we have significant sales at The Big E, but we consequentially garnered substantial media coverage and public attention, even winning the prestigious "2022 *Best New Savory Snack*" award. SoulFully Vegan was (and still is) on a roll. Many opportunities came running in our direction post-Big E, and we are very grateful and truly humbled by it all. In time, SoulFully Vegan will establish itself as a "destination" of choice for the greater Tri-State area's residents and numerous out-of-town visitors.

Mission

Our aim is simple. SoulFully Vegan will provide our customers with a completely sophisticated, high-quality, yet casual dining experience. Patrons can expect a pleasant experience that will encourage them to return on many occasions. The menu will feature hearty fare of the type that is frequently out of the reach of the typical customer...out of reach because time often prevents them from cooking hearty meals like those featured on our menu.

SoulFully Vegan strives to be the premier sports vegan establishment in Connecticut and surpass any current expectations in the vegan food industry. We combine menu selection, destination/location, ambiance, and service to create a sense of "place" We also understand that to reach our goal of overall value in a dining/entertainment experience, serving food that customers can appreciate is critical, thus the reason our menu and location selection has appealed to a wide and varied clientele. The fact that no other food trucks in the area have this concept nor SoulFully Vegan delivery presents us with a window of opportunity and an entrance into a good per se 'niche in the market".

Objectives

SoulFully Vegan today:

Thankfully, we already have a very established clientele, including many college students and a growing population of people searching for more healthy food; however, our current equipment needs to meet our needs appropriately. To meet upcoming demand in our forthcoming third Season, which again includes The Big E and introducing other major fairs highlighted on the national stage, SoulFully Vegan has the objective of obtaining more significant and better-quality equipment for our very robust 2023 season and beyond. The management of SoulFully Vegan has continued to demonstrate its concept, execution, marketability, and controls and feels confident of its ability to ensure the replicability of operations of our past Season over multiple locations and venues. This management style applies equally to product control and financial control.

SoulFully Vegan tomorrow:

As the vegan and health conscience community continues to grow exponentially and as many cities are in the midst of re-developing, SoulFully Vegan has and will continue to have plenty to offer. What began as a vegan version of a traditional food truck food, tailored to the needs of customers who were absolutely sick and tired of bad-tasting vegan food and service to match, quickly became a niche business and has every intention of filling the same void in similar markets. We are building our infrastructure so that we can replicate the product, the experience, and the environment across broader geographic lines. Our concentration has been and will continue to be on maintaining quality and establishing a solid identity in each location we service. Our identity has become the source of "critical mass" upon which our expansion efforts are based. Not only does it add marketing muscle, but it also becomes the framework for further expansion.

The following objectives have been established:

Have three individual locations, one being a brick-and-mortar, operational by Season 4

Maintain tight control of what seems like never-ending inflation costs, operations, and ensuring close management at each location, and utilize automated functions and precursors by way of our current POS software.

Keep food costs under 32% of revenue.

Keep beverage costs under 22% of revenue.

Vend only at locations that meet all the parameters of success.

Grow each location to the $200K to $400k annual sales level.

Executive Summary

SoulFully Vegan has recognized the rapid growth potential made possible by our success upon opening a fast return on investment from the first truck in 2021 and onto our second location in 2022. Expansion plans are already underway. Owner funding, crowdfunding, and internally generated cash flow will stimulate additional locations to open, and we would love for Middlesex Community College Campus to be one of those long-term locations. As a 2016 MxCC alum, it would indeed be a pleasure. There is no SoulFully Vegan without my time at MxCC. I remember, as a student, feeling the academic pressures, trying to establish my identity and autonomy, and balancing work with school and home life. For many college students at smaller colleges especially, these years are a time to really focus on higher education, but there are so many barriers in the way of success; food should never be one of them. Many students rely heavily on the on-campus food options for any type of meal with sustenance, especially if the campus is situated in a location that is a bit further away from hearty or wholesome food options; the vending machine can only satisfy students' needs for so long. I am proud to be a community college graduate, and I believe having 'real' food on campus by way of SoulFully Vegan will give current and future students the notion that community colleges have NOT been forgotten about, neither should they be considered less than their state and private counterparts. Education is paramount, and much more significant than any return in sales is the investment into students and their positive experience during their studies. Having a food option on campus will have tremendous implications for the school overall and would simultaneously be a major milestone for SoulFully Vegan.

PRODUCTS SOLD

Burgers - Includes several specialty burgers
Hotdogs - Includes several specialty dogs

Regular fries
Sweet potato fries
Cheese fries
Chili cheese fries
Cheeseburger fries
Milkshakes



100% VEGAN













